UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Incorporation by Reference

Exhibit 5.1 to this Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statement on Form F-3ASR (File No. 333-264105) of Immunocore Holdings plc (the “Company”) and the related prospectus supplement, dated May 5, 2022, relating to the resale of American Depositary Shares, each representing one ordinary share, nominal value £0.002 per share, in the capital of the Company (“ADSs”) by the selling shareholders identified therein, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 5, 2022 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended (the “Act”), to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 5.2 to this Report shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-264105) and the related prospectus supplement, dated September 30, 2022, relating to the resale of ADSs by the selling shareholders identified therein, which was filed with the SEC on September 30, 2022 pursuant to Rule 424(b)(7) under the Act, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Cooley (UK) LLP.

5.2	Opinion of Cooley (UK) LLP.

23.1	Consent of Cooley (UK) LLP (included in Exhibit 5.1).

23.2	Consent of Cooley (UK) LLP (included in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	September 30, 2022	By:	/s/ Brian Di Donato
			Name:	Brian Di Donato
			Title:	Chief Financial Officer